UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VIASAT, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

WP Triton Co-Invest, L.P.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Tel: (212) 878 0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons WP Triton Co-Invest, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,390,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,390,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by Viasat, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2024.

1.	Names of Reporting Persons WP Triton Investment, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,025,362
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,025,362

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,025,362
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.59%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus (Callisto-A) Global Growth (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,710,426
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,710,426

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,426
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.34%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus (Europa) Global Growth (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,740,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,740,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.36%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus Global Growth Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 423,803
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 423,803

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,803
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.33%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus Global Growth-B (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,260,653
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,260,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,260,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.99%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus Global Growth-E (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,076,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,076,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.84%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons WP Global Growth Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 154,041
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 154,041

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.12%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,390,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,390,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,390,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,390,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,390,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,390,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,390,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,390,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,390,687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,390,687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,390,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.57%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 127,779,170 shares of Common Stock outstanding as of July 26, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on August 9, 2024.

This Amendment No. 1 (this “Statement”) amends and supplements the Schedule 13D, originally filed on June 9, 2023, as amended (the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following at the end thereof:

Rule 144 Sale

On August 12, 2024, certain of the Investor Sellers sold an aggregate of 11,245,769 shares of Common Stock in an unregistered block sale transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, at a net price per share of $19.90 (the “Block Sale”). The Reporting Persons sold an aggregate of 2,811,443 shares of Common Stock pursuant to the Block Sale.

The Block Sale was consummated as part of the Reporting Persons normal course evaluation of its investment. The Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of any or all securities of the Issuer in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Items 5 (a)-(d) is hereby amended and restated in its entirety.

(a) The responses to Item 7-13 on each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b) After giving effect to closing of the Block Sale, WP Triton Co-Invest directly holds 8,390,687 shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Act, the WP Global Funds, WPGG Cayman GP, WPGG Cayman GP LLC, WPP II Cayman, WP Bermuda GP, WP LLC and WP Triton Investment may be deemed to be the beneficial owner of the Common Stock held by WP Triton Co-Invest. Information with respect to each of the Reporting Persons is given solely by such Reporting Persons, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Pursuant to Rule 16a-1(a)(4) of the Act, each of the Reporting Persons, other than WP Triton Co-Invest, herein states that this filing shall not be deemed an admission that it or he is the beneficial owner of any of the common shares covered by this Statement. Each of the Reporting Persons disclaim their beneficial ownership of such shares of Common Stock except to the extent of its or his pecuniary interest therein.

As a result of the Coordination Agreement described in Item 6, the Investor Sellers may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act. After giving effect to the Block Sale, such “group” would beneficially own an aggregate of 34,181,334 shares of Common Stock, representing 26.75% shares of Common Stock outstanding as of July 26, 2024, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Schedule 13D (the “Other Shares” and “Other Parties,” respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the “group” described herein. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Pursuant to the Coordination Agreement among WP Triton Co-Invest, the Reporting Persons and Other Parties, the Reporting Persons collectively sold 11,245,769 shares of Common Stock in the Block Sale for $19.90 per share. The Reporting Persons have not otherwise transacted in the Issuer’s securities within the prior 60 days.

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 5 of this Statement is herein incorporated to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

WP TRITON CO-INVEST, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP TRITON INVESTMENT, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (CALLISTO-A) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	General Counsel and Managing Director